Exhibit (a)(1)(M)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS TRANSMITTING SUPPLEMENT TO OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTION GRANTS FOR NEW STOCK
OPTION GRANTS

Date:	August 21, 2009

To:	Certain Employees of Endwave Corporation

From:	Curt Sacks

Re:	Supplement to Offer to Exchange
     As you are aware, Endwave is offering to exchange certain outstanding option grants with exercise prices significantly higher than the current market price of our common stock for new stock option grants with a lower exercise price and exercisable for a fewer number of shares. Attached please find a Supplement to the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009, previously delivered to you. This Supplement provides you with updated financial information regarding Endwave.
     Please carefully read the documents and instructions attached to this letter. The Election Form and Eligible Option Information Sheet previously delivered to you must be returned to Theresa Medina, so that it is received before 5:00 p.m., Pacific Time, on September 9, 2009 (or a later expiration date if we extend the offer).
     If you have any questions about the exchange offer, please contact Curt Sacks at (408) 522-3127, or by email at curt.sacks@endwave.com.